UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

China Kanghui Holdings

(Name of Issuer)

Ordinary Shares* American Depositary Shares

(Title of Class of Securities)

16890V100 **

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing six ordinary shares.

**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16890V100		Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TDF CAPITAL CHINA II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,679,606[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,679,606
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,679,606
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.18%[2]
12	TYPE OF REPORTING PERSON PN

[1]	Includes 1,446,601 American Depositary Shares (“ADSs”), representing 8,679,606 ordinary shares of China Kanghui Holdings (the “Issuer”).
[2]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100		Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS TDF CAPITAL ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 356,010[3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 356,010
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,010
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.25%[4]
12	TYPE OF REPORTING PERSON PN

[3]	Includes 59,335 ADSs, representing 356,010 ordinary shares of the Issuer.
[4]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100		Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS TDF CAPITAL CHINA MANAGEMENT II, LP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,035,616[5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,035,616
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,035,616
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.44%[6]
12	TYPE OF REPORTING PERSON PN

[5]

Includes (i) 1,446,601 ADSs representing 8,679,606 ordinary shares of the Issuer held by TDF Capital China II, LP and (ii) 59,335 ADSs representing 356,010 ordinary shares of the Issuer held by TDF Capital Advisors, LP. Each of TDF Capital China II, LP and TDF Capital Advisors, LP is controlled by its general partner TDF CAPITAL CHINA MANAGEMENT II, LP., which is in turn controlled by its general partner TDF Management II, LLC. Ms Tina Lin Chi Ju and Mr. Xiaolin Zhong jointly control the voting and investment power of shares held by each of TDF Capital China II, LP and TDF Capital Advisors, LP.

[6]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100		Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS TDF Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,035,616[7]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,035,616
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,035,616
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.44%[8]
12	TYPE OF REPORTING PERSON CO

[7]

Includes (i) 1,446,601 ADSs representing 8,679,606 ordinary shares of the Issuer held by TDF Capital China II, LP and (ii) 59,335 ADSs representing 356,010 ordinary shares held by TDF Capital Advisors, LP. Each of TDF Capital China II, LP and TDF Capital Advisors, LP is controlled by its general partner TDF CAPITAL CHINA MANAGEMENT II, LP., which is in turn controlled by its general partner TDF Management II, LLC. Ms Tina Lin Chi Ju and Mr. Xiaolin Zhong jointly control the voting and investment power of ordinary shares held by each of TDF Capital China II, LP and TDF Capital Advisors, LP.

[8]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100		Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS TINA LIN CHI JU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,035,616[9]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,035,616
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,035,616
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.44%[10]
12	TYPE OF REPORTING PERSON IN

[9]

Includes (i) 1,446,601 ADSs representing 8,679,606 ordinary shares of the Issuer held by TDF Capital China II, LP and (ii) 59,335 ADSs representing 356,010 ordinary shares of the Issuer held by TDF Capital Advisors, LP. Each of TDF Capital China II, LP and TDF Capital Advisors, LP is controlled by its general partner TDF CAPITAL CHINA MANAGEMENT II, LP., which is in turn controlled by its general partner TDF Management II, LLC. Ms Tina Lin Chi Ju and Mr. Xiaolin Zhong jointly control the voting and investment power of ordinary shares held by each of TDF Capital China II, LP and TDF Capital Advisors, LP.

[10]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100		Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS XIAOLIN ZHONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,035,616[11]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,035,616
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,035,616
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.44%[12]
12	TYPE OF REPORTING PERSON IN

[11]

Includes (i) 1,446,601 ADSs representing 8,679,606 ordinary shares of the Issuer held by TDF Capital China II, LP and (ii) 59,335 ADSs representing 356,010 ordinary shares of the Issuer held by TDF Capital Advisors, LP., each of TDF Capital China II, LP and TDF Capital Advisors, LP is controlled by its general partner TDF CAPITAL CHINA MANAGEMENT II, LP., which is in turn controlled by its general partner TDF Management II, LLC. Ms Tina Lin Chi Ju and Mr. Xiaolin Zhong jointly control the voting and investment power of ordinary shares held by each of TDF Capital China II, LP and TDF Capital Advisors, LP.

[12]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100		Page 8 of 11 Pages

Item 1	(a)	Name of Issuer:

China Kanghui Holdings

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No.1-8 Tianshan Road, Xinbei District, Changzhou Jiangsu Province 213022, People’s Republic of China

Item 2	(a)	Name of Person Filing:

TDF CAPITAL CHINA II, LP AND TDF CAPITAL ADVISORS, LP, each of which is controlled by its general partner TDF CAPITAL CHINA MANAGEMENT II, LP., which is in turn controlled by its general partner TDF Management II, LLC. Ms Tina Lin Chi Ju and Mr. Xiaolin Zhong jointly control the voting and investment power of ordinary shares held by each of TDF Capital China II, LP and TDF Capital Advisors, LP.

Item 2	(b)	Address of Principal Business Office or, If None, Residence

TDF Capital China II, LP

TDF Capital Advisors, LP

TDF Capital China Management II, LP

TDF Management II, LLC

Tina Lin Chi Ju

Xiaolin Zhong

UNIT 2101, BEA FINANCE TOWER

66 HUA YUAN SHI QIAO ROAD,

PUDONG, SHANGHAI 200120, PRC

Item 2	(c)	Citizenship

TDF Capital China II, LP – Cayman Islands

TDF Capital Advisors, LP – Cayman Islands

TDF Capital China Management II, LP – Cayman Islands

TDF Management II, LLC – Cayman Islands

Tina Lin Chi Ju – United States

Xiaolin Zhong – Hong Kong S.A.R.

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value $0.001 per share American Depository Shares, each representing six ordinary shares

Item 2	(e)	CUSIP Number:

16890V100

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 16890V100		Page 9 of 11 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

TDF CAPITAL CHINA II, LP	8,679,606 ordinary shares	6.18%	8,679,606 ordinary shares	0	8,679,606 ordinary shares	0

TDF CAPITAL ADVISORS, LP	356,010 ordinary shares	0.25%	356,010 ordinary shares	0	356,010 ordinary shares	0

TDF Capital China Management II, LP	9,035,616 ordinary shares	6.44%	9,035,616 ordinary shares	0	9,035,616 ordinary shares	0

TDF Management II, LLC	9,035,616 ordinary shares	6.44%	9,035,616 ordinary shares	0	9,035,616 ordinary shares	0

Tina Lin Chi Ju	9,035,616 ordinary shares	6.44%	0	9,035,616 ordinary shares	0	9,035,616 ordinary shares

Xiaolin Zhong	9,035,616 ordinary shares	6.44%	0	9,035,616 ordinary shares	0	9,035,616 ordinary shares

The percentages of ownership set forth above are based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

TDF CAPITAL CHINA II, LP is the record holder of 1,446,601 ADSs representing 8,679,606 ordinary shares of the Issuer. TDF CAPITAL CHINA II, LP is controlled by its general partner TDF Capital China Management II, LP, which is in turn controlled by its general partner TDF Management II, LLC. Ms Tina Lin Chi Ju and Mr. Xiaolin Zhong jointly control the voting and investment power of ordinary shares held by each of TDF Capital China II, LP and TDF Capital Advisors, LP.

TDF CAPITAL ADVISORS, LP is the record holder of 59,335 ADSs represented by 356,010 ordinary shares of the Issuer. TDF CAPITAL ADVISORS, LP is controlled by its general partner TDF Capital China Management II, LP, which is in turn controlled by its general partner TDF Management II, LLC. Ms Tina Lin Chi Ju and Mr. Xiaolin Zhong jointly control the voting and investment power of ordinary shares held by each of TDF Capital China II, LP and TDF Capital Advisors, LP.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 16890V100		Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2012

TDF CAPITAL CHINA II, LP		TDF CAPITAL ADVISORS, LP

By:	/s/ TINA LIN CHI JU	By:	/s/ TINA LIN CHI JU

Name:	TINA LIN CHI JU	Name:	TINA LIN CHI JU
Title:	AUTHORIZED SIGNATORY	Title:	AUTHORIZED SIGNATORY

TDF CAPITAL CHINA MANAGEMENT II, LP		TDF MANAGEMENT II, LLC

By:	/s/ TINA LIN CHI JU	By:	/s/ TINA LIN CHI JU

Name:	TINA LIN CHI JU	Name:	TINA LIN CHI JU
Title:	AUTHORIZED SIGNATORY	Title:	AUTHORIZED SIGNATORY

By:	/s/ TINA LIN CHI JU	By:	/s/ XIAOLIN ZHONG

Name:	TINA LIN CHI JU	Name:	XIAOLIN ZHONG

SCHEDULE 13G

CUSIP No. 16890V100		Page 11 of 11 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement